SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 under the
securities exchange act of 1934
For the month of January 2009
Commission File Number 000-50991
TELVENT GIT, S.A.

(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑   Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑

SIGNATURES
Exhibit Index
EX-15

     On January 29, 2009, Telvent GIT, S.A. issued a press release announcing preliminary unaudited fiscal year 2008 financial results. Such preliminary unaudited financial results are subject to the completion of Telvent’s internal and external audit processes. A copy of this press release is furnished as Exhibit 15 hereto.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
Date: January 29, 2009	By:	/s/ Manuel Sánchez
		Name:	Manuel Sánchez
		Title:	Chief Executive Officer

Exhibit Index
The following exhibits have been furnished as part of this Form 6-K.
Exhibit Description
15	Telvent GIT, S.A.’s press release announcing preliminary unaudited fiscal year 2008 financial results.